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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRETUS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Kimberly Drive
(No. and Street)

Redding	**CT**	**06896**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Cahill **(203) 470-6062**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form**

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Cahill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cretus Securities, LLC**, as of **December 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ED ZANOTTI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ZA6015315
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES OCTOBER 26, 2014

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRETUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

DECEMBER 31, 2010

INDEX

INDEPENDENT AUDITORS' REPORT

To the Member of
Cretus Securities, LLC
(a Company in the Development Stage)
Redding, CT

We have audited the accompanying statement of assets, liabilities and member's equity of Cretus Securities, LLC (a Company in the Development Stage) (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cretus Securities, LLC (a Company in the Development Stage) as of December 31, 2010in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com

February 22, 2011

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	45,425
Prepaid expenses		150
TOTAL ASSETS	$	45,575

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	13,762
TOTAL LIABILITIES		13,762
Commitments and contingent liabilities		-
Member's Equity		31,813
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,575

The accompanying notes are an integral part of these financial statements.

CRETUS SECURITIES, LLC
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cretus Securities, LLC (the "Company") was organized as a limited liability company in Delaware on May 7, 2008. The Company became a member of the Financial Industry Regulatory Authority ("FINRA") on April 23, 2009.

Since May 7, 2008 (date of inception), the Company has been in the development stage.

Nature of Business

The Company conducts a securities business limited to private placement of securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income will be recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is a member firm of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $31,663 at December 31, 2010 which exceeded the regulatory requirement of $5,000 by $26,663. The ratio of Aggregate Indebtedness to Net Capital was 0.43 to 1 at December 31, 2010.

NOTE 4 – INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in the accompanying financial statements as these taxes are the responsibility of the member.

NOTE 5 – RELATED PARTY TRANSACTIONS

Since its inception, the managing member of the Company contributed $87,500 of capital to the Company.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 22, 2011, which is the date these financial statements were issued.